Exhibit (a)(4)


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September 19, 2006

TO:                  UNIT HOLDERS OF SECURED INCOME L.P.

SUBJECT:             EXTENDED OFFER TO PURCHASE UNITS

Dear Unit Holder:

We are amending the Offer to Purchase and related Letters of Transmittal sent to you on August 16, 2006, (the "Offer"), which was made by the Purchasers identified in the Offer. The Purchasers are offering to purchase ANY AND ALL Units of limited partnership interest (the "Units") in SECURED INCOME L.P., a Delaware limited partnership (the "Partnership"), not already owned by them for:

              $7.00 per Unit (after the recent $42.10 distribution)
              -----------------------------------------------------

You may wish to consider the following reasons for selling your Units in the
Partnership:

o UNCERTAINTY OF PARTNERSHIP TERMINATION. The general partner is in negotiations to sell the Partnership's remaining property, but it already fell out of contract once at a higher price. Thus, there can be no assurance that the sale will occur in the near future or at all.

o REDUCTION OF PHANTOM INCOME FOR 2006. You will not receive sufficient distributions to offset the taxable income you must report on your tax return. The Partnership has stated that each Unit will be allocated $58 in income from the sale of the Westmont property, but the Partnership only paid approximately $38 to $42.10 per Unit, depending upon withholding taxes. The difference of up to $20 per Unit is phantom income. If you sell to us, you will be able to offset this allocation of income with your basis in the Units, which was $20 per Unit for original investors when they purchased Units. Your basis would change based upon your individual circumstances, so you should check with your tax adviser.

o NO FURTHER WITHHOLDING TAXES FOR NON-RESIDENTS. If you sell your Units to us, you will receive the entire $7 per Unit, less any distribution (and none is expected). Limited partners who were not residents of New York had approximately $4 per Unit of the recent distribution withheld for New York state taxes. If and when the Fieldpoint property sells, the Partnership will be required to withhold taxes from non-residents of Maryland, reducing the net amount of any potential distribution.

o NO FUTURE IRS FILING REQUIREMENTS / ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units to us this year, the 2006 tax year will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return and for which you incur fees for having this investment in your IRA or retirement account. This may represent a reduction in costs associated with filing complicated tax returns and fees charged by some custodians for holding this type of asset. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

The Purchasers are amending the Offer by extending the Expiration Date to October 6, 2006. You can view the Offer materials as amended on our website at www.mpfi.com (Click on MPF Tenders) or by calling us at the number below. After carefully reading the Offer as amended, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at the address on this letterhead or via facsimile at (925) 631-9119.

If you have any questions or need assistance, please call the Depository at 800-854-8357.